

December 19, 2014

Via E-mail
Terri Garnick
Chief Financial Officer
400 South El Camino Real, Suite 1100
San Mateo, California, 94402

> **Re:** **Strategic Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 0-54376**

Dear Ms. Garnick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2013

Item 2. Properties, page 19

1. In your future Exchange Act periodic reports, please revise your disclosure in this section to identify any anchor tenants for your properties. Please also state here occupancy levels and your average annual rent on a portfolio basis.

Lease Expirations, page 20

2. In future Exchange Act periodic reports, please expand your lease expirations tabular disclosure to include information for each of the next ten years.

3. We note your disclosure on page 20 indicating that leases representing 7% and 9% of your Portfolio Annualized Base Rent are expiring in 2014 and 2015, respectively. In

future Exchange Act periodic reports, please expand this disclosure to discuss any trends regarding the relationship of market rents to your expiring rents.

4. We note your disclosure on page 20 that annualized base rent represents annualized contractual base rental income. In your future Exchange Act periodic reports, please clarify whether any tenant concessions such a free rent are included, and if so, please quantify the amount.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

5. In future Exchange Act periodic reports, please provide more detailed leasing statistics, including the amount of space available at the start of the period, the amount of lease expirations, the amount of new leases, the amount of renewals and the amount of vacant space at the end of the period. Additionally, please provide more detailed disclosure regarding tenant improvement costs and leasing commission costs for new leases.

Funds from Operations and Modified Funds from Operations, page 39

6. In future filings, please reconcile FFO from Net loss for the REIT as opposed to Net loss attributable to common shares. Alternatively, you may revise your disclosure to clarify you are presenting FFO, as well as MFFO and Adjusted MFFO, attributable to common shares.

7. We note that you have disclosed performance measures referred to as "modified funds from operations" and "adjusted MFFO." We further note your narrative disclosure on pages 39-42. Please provide us a detailed analysis of why these measures are useful to investors. Where appropriate, please address the usefulness of each significant adjustment. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney at 202.551.3207 or Kristina Aberg, Staff Attorney at 202.551.3404 with any other questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant